LINUX GOLD CORP.

#240 – 11780 Hammersmith Way

Richmond, BC  V7A 5E9

Phone:  604-278-5996     Fax:  604-278-3409

Toll Free: 800-665-4616

www.linuxgoldcorp.com

N E W S   R E L E A S E

Linux Gold Corp.

(the “Company”)

Linux Gold Corp.: OTC BB: LNXGF

LINUX GOLD CORP. RECEIVES EXTENSIVE DATA ON THE DIME

CREEK, ALASKA GOLD/PLATINUM PROPERTY

For Immediate Release: November 5, 2009, Fairbanks, Alaska – Linux Gold Corp. (LNXGF  -

OTCBB),  is  pleased  to  announce  that  it  has  completed  an  extensive  data  compilation  for  their

Dime  Creek,  Alaska  gold-platinum  property.      The  data  compilation,  produced  by  Thomas  K.

Bundtzen  (“Bundtzen”)  of  Pacific Rim Geological Consulting,  Inc.,  is  to be  used  to  facilitate  future lode  and  placer  exploration  programs  on  the  property.  Bundtzen  managed  and  designed  the exploration programs that took place in the 1990s, 2000, and 2001.

The compilation from Dime Creek and nearby gold-bearing stream basins included:

1/ Detailed microprobe analyses of placer platinum and gold recovered from six locations;

2/ Mineralogical analysis of bulk heavy mineral concentrate samples (17 samples);

3/ Rock chip sample program (33 samples);

4/ Detailed motorized auger soil sample program (404 samples);

5/ Ground magnetic survey.

6/  An  extensive  review  of  past  mineral  production  and  mine  activity  records  from  U.S.

Geological Survey, the Alaska Territorial Department of Mines, the U.S. Bureau of Mines,

and mint return records as found in unpublished Archival records.

Highlights of the overall data analysis are summarized:

•     Dime  Creek  has  historically  produced  an  estimated  68,464  ounces  of  gold  and  198 ounces  of  byproduct  platinum.  Dime  Creek  has  not  been  systematically  mined  with modern mechanized techniques.

•     Multiple bench and modern stream gold-platinum placers occur on the Linux property.

•     The  second  tier  and  higher  benches  in  upper  Dime  Creek  valley  are  interpreted  by

Bundtzen  to  be  ancestral  marine  strandline  (beach)  gold-platinum  placer  deposits  similar

to  the  placers  exploited  both  onshore  and  offshore  at  Cape  Nome.   This  suggests  that

marine deposits should be explored for gold and PGE along strike for several kilometers.

•     Microprobe  analysis  of  the  platinum  mineralization  indicates  a  rhodium-enriched  type  of isoferroplatinum  that  averages  88.59  percent  platinum,  8.98  percent  iron,  about  1.0

percent  rhodium,  and  only  minor  amounts  of  other  PGE  metals.   When  combined  with

accompanying  gangue  mineral  identifications;  i.e.,  chrome-rich  diopside,  the  lode  source is probably a Ural-Alaska intrusion complex.

•     The  gold  in  Dime  creek  is  of  exceptionally  high  fineness,  averaging  about  960  fine  (or

96%  gold),  even  exceeding  average  high  fineness  placer  gold  found  in  Alaska.

It

contains  traces  of  quartz,  muscovite,  and  feldspar  which  suggest  an  origin  in  granitic rocks.

•     Soils collected during a detailed soil survey on two bench levels of Dime Creek contained up  to 160 ppb  gold,  174  ppb  platinum, and 144 ppb palladium  as  well as  threshold  levels of copper, chromium, and nickel.

•     Results  from  the  2000  soil  sampling  program,  coupled  with  the  magnetic  signatures  of mafic  intrusions  and  granitic  signature  of  gold  (as  interpreted  from  microprobe  work)

suggest lode and placer target locations.

Linux  believes  that  the  data  compilation  constitutes  an  important  information  source  that  will  be utilized  during  the  design  of  a  placer  and  lode  exploration  program  on  its  Dime  Creek  claims.  A previous  report  by  Thomas  K.  Bundtzen,  recommends  a  100  hole,  3000  feet  drilling  program  to begin the due diligence on the placer resource and drill 2 to 4 holes on the Platinum lode targets.

(See News Release dated May 5, 2009.)

Qualified Person

The  mineral  data  described  above  was  prepared  by  Thomas  K.  Bundtzen,  P.  Geo.,  BS,  MS,

CPG-10912,  ABSLN#279639,  President  of  Pacific  rim  Geological  Consulting,  Inc.,  of  Fairbanks,

Alaska,  who  is  independent  of  the  Company  as  defined  in  NI43-101.    Bundtzen  is  a  Certified

Professional  Geologist  (CPG)  with  the  American  Institute  of  Professional  Geologists  (AIPG).

Bundtzen  is  a  Qualified  Person  as  defined  in  NI  43-101  and  also  qualifies  under  the  rules  stated

by the U.S. Securities and Exchange Commission (“SEC”), and has verified the data contained in this news release for accuracy.

ABOUT LINUX GOLD CORP

Linux  Gold  Corp.  is  involved  in  exploration  of  mineral  properties.  Our  current  plans  are  to  joint venture  and  explore  our  gold  properties  in  Alaska.  Linux  Gold  Corp.  owns  247  State  of  Alaska mining  claims  at  several  locations  near  Granite  Mountain  on  the  eastern  Seward  Peninsula  of

Alaska. Linux Gold Corp. owns 100% interest in the Dime Creek property in Alaska with gold and platinum  values  located  in  the  Placer  Creek,  drilling  is  recommended  this  year.  Linux  Gold  Corp.

also  owns  a  50%  interest  in  30  mineral  claims  known  as  the  Fish  Creek  Prospect,  located  in  the

Fairbanks  Mining  Division  in  Alaska.  Linux  Gold  Corp.  optioned  a  50%  interest  in  the  Fish  Creek claims to Teryl Resources Corp. (TRC-V), retaining a 5% net smelter return or may convert into a

25%  working  interest.  Linux  has  also  staked  mineral  exploration  claims  covering  6,400  acres  in the Livengood-Tolovana Mining District, in the State of Alaska near International Tower Hill’s gold property (Symbol: ITH)

For more information please visit www.linuxgoldcorp.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson

President

Contact:

John Robertson

800-665-4616

READER ADVISORY

This  news  release  may  contain  certain  forward-looking  statements,  including  management's  assessment  of  future  plans and  operations,  and  capital  expenditures  and  the  timing  thereof,  that  involve  substantial  known  and  unknown  risks  and uncertainties,  certain  of  which  are  beyond  the  Company's  control.  There  can  be  no  assurance  that  such  statements  will prove accurate, and actual results and developments are likely to differ, in some case materially, from those expressed or implied by the forward-looking statements contained in this press release. Readers of this press release are cautioned not to place undue reliance on any such forward-looking statements.

Forward-looking  statements  contained  in  this  press  release  are  based  on  a  number  of  assumptions  that  may  prove  to  be

incorrect,   including,   but   not   limited   to:   timely   implementation   of   anticipated   drilling   and   exploration   programs;   the

successful completion of new development projects, planned expansions or other projects within the timelines anticipated;

the  accuracy  of  reserve  and  resource  estimates,  if  any,  grades,  mine  life  and  cash  cost  estimates;  whether  mineral resources  can  be  developed;  title  to  mineral  properties;  financing  requirements;  changes  in  laws,  rules  and  regulations

applicable  to  Linux,  and  changes  in  how  they  are  interpreted  and  enforced,   delays  resulting  from  or  inability  to  obtain

required  regulatory  approvals  and  ability  to  access  sufficient  capital  from  internal  and  external  sources,  the  impact  of

general  economic  conditions  in  Canada,  and  the  United  States,  industry  conditions,   increased  competition,  the  lack  of

availability  of  qualified  personnel  or  management,  fluctuations  in  foreign  exchange,  stock  market  volatility  and  market

valuations   of   companies   with   respect   to   announced   transactions.   The   Company's   actual   results,   performance   or

achievements  could  differ  materially  from  those  expressed  in,  or  implied  by,  these  forward-looking  statements,  including those  described  in  the  Company's  Financial  Statements,  Management  Discussion  and  Analysis  and  Material  Change

Reports  filed  with  the  Canadian  Securities  Administrators  and  available  at  www.sedar.com,  and  the  Company’s  20-F

annual  report  filed  with  the  United  States  Securities  and  Exchange  Commission  at  www.sec.gov.    Accordingly,  no

assurances  can  be  given  that  any  of  the  events  anticipated  by  the  forward-looking  statements  will  transpire  or  occur,  or  if any of them do so, what benefits, including the amount of proceeds, that the Company will derive therefrom.

Readers  are  cautioned  that  the  foregoing  list  of  factors  is  not  exhaustive.  All  subsequent  forward-looking  statements,

whether  written  or  oral,  attributable  to  the  Company  or  persons  acting  on  its  behalf  are  expressly  qualified  in  their  entirety by these cautionary statements.  Furthermore, the  forward-looking  statements contained in this news release are  made as at the date of this news release and the Company does not undertake any obligation to update publicly or to revise any of the  included  forward-looking  statements,  whether  as  a  result  of  new  information,  future  events  or  otherwise,  except  as may be required by applicable securities laws.